                    U. S. Securities and Exchange Commission
                             Washington, D. C. 20549
                                  Amendment #1


                                   FORM 10-SB
                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS

       Under Section 12 (b) or (g) of the Securities Exchange Act of 1934




                                FUTON WORLD, INC.
                 (Name of Small Business Issuer in its charter)

          Nevada                                                88-0393503
-------------------------------                           ----------------------
(State of other jurisdiction of                              (I.R.S. Employer
incorporation or organization)                            Identification Number)


                  145 W. Meats Ave., Orange, California 92865
                  --------------------------------------------
                    (Address of principal executive offices)

                                  714-279-8060
                           ---------------------------
                           (Issuer's Telephone Number)

                                  714-279-0099
                           ---------------------------
                              (Issuer's Fax Number)


           Securities to be registered under Section 12(b) of the Act:

Title of each class                               Name of each exchange on which
to be so registered                               each class is to be registered

                                      None

           Securities to be registered under Section 12(g) of the Act:

                         Common Stock, $ 0.001 par value
                         -------------------------------
                                (Title of Class)

                             DESCRIPTION OF BUSINESS

BUSINESS DEVELOPMENT

         Futon World, Inc. (the "Company") was incorporated on April 6, 1998 in the State of Nevada. Sale of futons was started by Innovative Designs which commenced activity in 1989 and was later sold to current management in September 20, 1995 who changed the name to Futon World for the retail operation and on March 4, 1996 Superior Designs for the manufacturing process with both dba operations being held jointly under the California Corporate umbrella (formed in 5/1/96) of the Wollenberg Group, Inc.

BUSINESS OF THE COMPANY

         The Company

         o designs and manufactures for sale to wholesale and retail outlets a complete line of high quality, trendy futon furniture and accessories for families made up of futon frames, futon mattresses and tables made directly from company's factory.

         o retails from company's own retail outlets a complete line of high quality, trendy futon furniture and accessories for families that are manufactured by company.

         o delivers and sets up company's own futon furniture for local customers from company's own retail outlets.

         DISTRIBUTION METHODS
         --------------------

         The company markets it products nationally on a wholesale basis and on a retail and wholesale basis in the Southern California marketplace. 70% of the company sales are on the West Coast and no one customer has over 8% of their business. The company projects significant revenue increase from expansion of adding additional retail outlets in various target market areas in Southern California and later on in San Diego, San Francisco, Fresno, Sacramento California and Las Vegas, Nevada.

         PRODUCTS AND SERVICES
         ---------------------

         The company manufactures from a well established, modern industrial park in Orange, California. The facility is 16,000 square feet (plus an additional 4,000 square feet of yard that handles wood working and storage) and contains administrative offices, manufacturing and warehouse sections.

         The company has between 30-40 designs and produces a wide variety of print and fabric designs that it then produces in its various manufacturing departments of cutting, fitting and finishing from which a finished product is produced and then shipped to customers and it's own retail stores. The company does provide delivery in its' own trucks in a local delivery area and utilizes private carriers for all other deliveries.

         The company also currently has two retail stores of approximately 9,300 square feet total and is in the process of opening two additional stores. These stores are located in the Southern California area. The company provides local delivery and set-up of their product from their own retail stores though their own trucks. The company plans on opening 24 additional stores (making a total of 30) through the year 2001.

         ADVERTISING
         -----------

         The company has traditionally relied upon its reputation and in house sales representatives for market penetration along with the displays created by the retail stores. In addition, the company plans to launch an aggressive promotional campaign aimed at supporting its' wholesale clients and increasing its' retail customer following by:

         1. Wholesale Print Advertising in furniture and decorating style publications aimed at the buyers of the target market furniture distribution outlets.
         2. Point of purchase displays for the retail stores.
         3. Increased frequency of distribution of direct mail, brochures, post cards, and catalogs to the existing customer base, referrals, mailing lists and reps who in turn send to their wholesale customers.
         4. Sizzling Radio Ads in target markets to attract retail buyer to retail outlets.
         5. State of the Art Internet Web Pages supported by captivating ads and banners on "high traffic" web sites and malls. Print, and later TV ads directing both retail and wholesale buyers to the catalogs, web pages and retail outlets.
         6. Outdoor Advertising, first from the retail outlets which are visible from major freeways, then from strategic billboards.

         COMPETITION
         -----------

         Most futon products are produced by large companies who mass produce inferior products on a low budget and market them to a less sophisticated customer without particular attention to quality or service. The company can be classified as making up scale, high quality, trendy fashioned futon furniture products that would blend with and compliment even the most affluent tastes in fine furniture. The company's products offer low maintenance and higher profit margins. Other quality futon manufactures like Elite, Big Tree, Harlee International & August-Lotz also make a good product but do not make the up-scale, trendy, fashionable FUTON WORLD "LOOK."

         SUPPLIES
         --------

         The company obtains its' major supplies from Cherokee Wood Products, International Forest Products, Acme Felt, Abad Foam and Seattle Textiles. All supplies are readily available from a large number of suppliers on a local basis.

         DEPENDENCE ON MAJOR CUSTOMERS
         -----------------------------

         The company is not dependent on any major customers and no one customer has over 8% of the company's business.

         PATENTS, TRADEMARKS AND LICENSES
         --------------------------------

         The company does not have any designs which are copyrighted, trademarked or patented.

         GOVERNMENT APPROVAL AND REGULATIONS
         -----------------------------------

         The company's business is subject to no government regulations other than those of Bureau of Home Furnishings and Thermal Insulation, OSHA, regulating safety in the workplace and South Coast Air Quality Management District, regulating air quality and the prevention of pollution.

         RESEARCH AND DEVELOPMENT
         ------------------------

         The company has not had to expend any funds during the last two years on research and development.

         COST OF COMPLIANCE WITH ENVIRONMENTAL LAWS
         ------------------------------------------

         The expense of complying with environmental regulations is of minimal consequence.

         EMPLOYEES
         ---------

         The company employs 25 people, all full time.


                         MANAGEMENT'S PLAN OF OPERATION

         The company's plan of operation for the next three years is to expand operations, subject to availability of capital, on the retail level initially in Southern California, then later all of California and also in the rapidly expanding Las Vegas, Nevada market.

         The company is already in process of expanding by adding two more retail outlets with each store having approximately $50,000 in retail inventory and furnishings. In addition, the company has plans to have open, subject to availability of capital, five stores in 1999, twelve in 2000 and thirty in 2001.

         The company plans, subject to availability of capital, on adding outside sales staff that will not only seek out new wholesale customers, but will also develop marketing for licensing retail store outlets. The licensing of stores by company will enable the company to expand not only geographically and in number of stores but will also provide revenues for brand recognition advertising and educating customers on company's product.

         The company plans on acquiring, subject to availability of capital, new computerized equipment in the manufacturing plant to help streamline, accelerate and increase the capacity of the manufacturing operations.

         Due to this expansion, the company plans, subject to availability of capital, on adding raw materials to be able to fill projected orders. Should the above plans be realized, the company would add approximately 90 employees to our payroll.

                                   PROPERTIES

         The company's manufacturing operation is located in a leased facility in a well established, modern industrial park. The company has local access to all commercial freight systems - air, rail and truck. The company predominately utilizes its own trucks for local deliveries and private carriers for most of its shipments. The facility is 16,000 square feet plus an additional 4,000 square feet of yard that handles wood working and storage. This facility contains administrative offices, manufacturing and warehouse sections and the company estimates that this facility is adequate for the next 36 months given the above expansion. The manufacturing facility is located at 145 W. Meats Ave. in Orange, California 92865 and the company leases this facility for $7,520 per month and the current lease expires in June 2002 with a renewal option.

         The company currently has two retail locations; with one more store being opened at this time and one more in negotiation, all highly visible off major freeways with thousands of cars per hour passing. The retail stores have easy accessibility to the freeways and are in selected target market areas with little or no competition near. One store is located off the 405 freeway in the City of Westminster, California. The store is over 5,000 square feet and costs $5,707 per month and the lease expires February 2004.

         The other store is located off the 5 freeway in the City of Tustin, California. That store is 4,269 square feet and costs $4,585 per month and the lease expires in January 2000. Each store carries the full line of company's products along with accessories such as lamps, pictures, throw rugs etc. In addition, the company is adding two more stores, one being in the City of Corona, California visible and off the 91 freeway, another major freeway with thousands of cars per hour passing. That store is 4,300 square feet and costs $6,048 per month and the lease expires in April of 2004. Another store is in negotiation in the City of Laguna Hills, California and would be visible and off the 5 freeway.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The table below sets forth, as of March 31, 1999, the number of shares of Common Stock of the Company beneficially owned by each officer and director of the Company, individually and as a group, and by each person known to the Company to be the beneficial owner of more than five percent of the Common Stock.

                                  Number of Shares          Percent
                                         of                    of
Name of Officers/Directors          Common Stock           Outstanding
--------------------------          ------------           -----------

Gerrit Wollenberg                     5,880,000                68.4

James Wollenberg                        735,000                08.5

Johanna Wollenberg                      735,000                08.5

Officers and Directors as a
Group (3 persons)                     7,350,000                85.4

CHANGES IN CONTROL

         There are no arrangements which may result in a change in control of the company.

                DIRECTORS, EXECUTIVE OFFICERS AND CONTROL PERSONS

         The Company's directors, officers and significant employees occupying executive officer positions, their ages as of March 31, 1999, the directors' terms of office and the period each director has served are set forth in the following table:

                                                                              Director's
                                                                    Director     Term
Person's Name              Age      Positions and Offices            Since      Expires
-------------              ---      ---------------------            -----      -------

Gerrit Wollenberg          70       President, CEO and                1998       2000
                                    Chairman of the Board

James Wollenberg           33       Vice President, Secretary         1998       2000
                                    and Director

Johanna Wollenberg         56       Treasurer & Director              1998       2000

         GERRIT WOLLENBERG: Mr. Wollenberg has over 45 years of experience in business and has worked hands-on in management, marketing and retail distribution operations. He provided the capital in the acquisition of Futon World in 1995 and helped guided its growth since, which includes 14% increase in sales from last year. In addition, Mr. Wollenberg has successfully owned and operated Allied Motors (1967-71), Mary's Restaurant (1956-59), distributorship for L.A. Examiner (1956-63), a bindery (1963-65), and currently a distributorship for a large newspaper chain (1965-present).

         JAMES WOLLENBERG: Mr. J. Wollenberg is in charge of design, administration and production. He is also key in implementation of marketing and establishing customer relations. His 15 years of production and machinist experience included prototype development, quality assurance and production supervision. Mr. J. Wollenberg has an ownership position, is directly responsible in a management capacity for the production, art/design and marketing departments. He is responsible for creating much of the Futon World line as it is known today and as a result of his restructuring, sales have increased 14% over a year ago.

         JOHANNA WOLLENBERG: Ms. Wollenberg has a broad general business background that spans over 35 years of experience in the areas of quality control, marketing and management. She managed approximately 17,000 employees for ABC Janitorial Service in the Netherlands (1961-74). In additions to her duties at Company, she currently is a manager of a large newspaper distribution center (1974-present).

                             EXECUTIVE COMPENSATION

         Set forth below is the aggregate compensation during fiscal years 1997 and 1998 of the key executive officers of the Company. During the periods, no executive officer of the Company received compensation that exceeded $100,000.

                         Annual Salary for   Annual Salary for      Compensation
Executive Officer        Fiscal Year 1997    Fiscal Year 1998           Bonus
--------------------------------------------------------------------------------

Gerrit Wollenberg,             $0.00             $0.00                   None
President


Annual Salary for        Annual Salary for   Compensation
Executive Officer        Fiscal Year 1997    Fiscal Year 1998           Bonus
--------------------------------------------------------------------------------

James Wollenberg,            $36,000             $36,000                 None
Vice President

Johanna Wollenberg,            $0.00               $0.00                 None
Treasurer

         During the last two years and before, no executive officer of the Company has been granted stock options, stock appreciation rights, or stock in exchange for services. The Company has no long-term incentive plan intended to serve as incentive for performance to occur over a period longer than one fiscal year.

         Directors of the Company receive no compensation for their services as directors.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         There were no transactions during the last two fiscal years, and there are no proposed transactions, that involve amounts in excess of $50,000 to which the Company was or is to be a party in which any director, executive officer, beneficial owner of more that five percent of the Company's Common Stock, or members of their immediate families had, or is to have, a direct or indirect material interest, other than the following:

None.

                            DESCRIPTION OF SECURITIES

         The Company is authorized to issue twenty five million shares of Common Stock ($0.001 par value). The presently outstanding shares of Common Stock are fully paid and nonassessable.

COMMON STOCK

         VOTING RIGHTS. Holders of shares of Common Stock have one vote a share on all matters submitted to a vote of the shareholders. Shares of Common Stock do not have cumulative voting rights, which means that the holders of a majority of the shareholder votes eligible to vote and voting for the election of the board of directors can elect all members of the board of directors.

         DIVIDEND RIGHTS. Holders of record of shares of Common Stock receive dividends when and if declared by the board of directors out of funds of the Company legally available therefore.


         LIQUIDATION RIGHTS. Upon any liquidation, dissolution or winding up of the Company, holders of shares of Common Stock receive pro rata all of the assets of the Company available for distribution to shareholders after distributions are made to the holders of the Company's Preferred Stock.

         PREEMPTIVE RIGHTS. Holders of Common Stock do not have any preemptive rights to subscribe for or to purchase any stock, obligations or other securities of the Company.

         REGISTRAR AND TRANSFER AGENT. The Company's registrar and transfer agent is Nevada Agency and Trust Company, 50 West Liberty Street, Suite 880, Reno, Nevada 87501.

         DISSENTERS' RIGHTS. Under current Nevada law, a shareholder is afforded dissenters' rights which, if properly exercised, may require the Company to purchase his shares. Dissenters' rights commonly arise in extraordinary transactions such as mergers, consolidations, reorganizations, substantial asset sales, liquidating distributions, and certain amendments to the Company's Certificate of Incorporation.

             MARKET FOR COMMON STOCK AND RELATED STOCKHOLDER MATTERS

         There is no public trading market for the Company's Common Stock. We will apply for OTC Bulletin Board quotation rights, and we expect our Common Stock to be quoted by September 1999 or sooner.

         On March 31, 1999 there were 8,600,000 shares of Common Stock outstanding. An additional 1,950,000 shares of Common Stock could be sold pursuant to Regulation D, Rule 504 under the Securities Act of 1933.

         During the period from January 1, 1999 through March 31, 1999, thirty days prior to the effective date of this Form 10-SB, we offered 1,250,000 shares of our Common Stock to the public in only states pursuant to the exemption from registration provided by Regulation D, Rule 504 of the Securities and Exchange Commission. As of March 31, 1999, all of these shares had been sold.

         Further, during the period from March 31, 1999 through the day prior to the effective date of this Form 10-SB, we offered 1,950,000 shares of our Common Stock to the public in several states pursuant to the exemption from registration provided by Regulation D, Rule 504 of the Securities and Exchange Commission. As of the date of this filing of this Form 10-SB, none of these shares had been sold.

HOLDERS

         As of March 31, 1999 there were approximately 8,600,000 shares of thirty three holders of record of our Common Stock.

DIVIDENDS

         We have paid no dividends to our stockholders and do not plan to pay dividends on our Common Stock in the foreseeable future. we currently intend to retain any earnings to finance future growth.

                                LEGAL PROCEEDINGS

         On January 27, 1999 a lawsuit involving the Company and its principal shareholders, alleging breach of contract was settled favorable for the Company. The Company will have no significant liabilities as a result of this matter.

         In February 1999 the Company was sued in Superior Court of California for failure to pay $7,500 for yellow page advertising. The Company claims that the ad was cancelled prior to running but the ad ran anyway. The Company has been attempting to settle this matter for almost two years and is still trying to do so. The total liability is $7,500 plus any costs associated with same.

                     RECENT SALES OF UNREGISTERED SECURITIES

         During the period from January 1, 1999 through March 31, 1999, the Company sold 1,250,000 shares of our Common Stock in an offering exempt from registration pursuant to the provisions of Regulation D, Rule 504 of the Securities and Exchange Commission. No underwriters were used to effect the sales. All sales were made in exchange for cash tendered to the Company. The names of the persons who purchased said shares of stock, the dates the shares were purchased and the number of shares issued and the value of the shares on the dates of purchase are set forth below:

                                          # of Shares          Value of
Person                      Date            Issued            Shares Issued
--------------------------------------------------------------------------------
Amparo, Myrna              2/11/99          85,000            $   1,700
Balisalisa, Hernan         3/08/99          35,000            $     700
Balisalisa, Michelle       2/24/99          15,000            $     300
Boardman, Michael          1/19/99          30,000            $     600
Espanola, Alexandria       1/06/99          45,000            $     900
Espanola, Ginger           1/29/99          30,000            $     600
Espanola, Mona             2/11/99          20,000            $     400
Espinosa, Ruben            3/31/99          25,000            $     500
Godoy, Felicisimo          3/04/99          25,000            $     500
Hawkings, Ryan             2/05/99          15,000            $     300
Herrera, Humberto          1/07/99          50,000            $   1,000
Kilgore, Maryruth          1/12/99          85,000            $   1,700
Davis, Stanley, Jr.        1/05/99          50,000            $   1,000
Luz, Abigail               2/18/99          15,000            $     300
Luz, Arceli                2/18/99          15,000            $     300
Mendoza, Justin, Jr.       1/20/99          10,000            $     200
Mendoza, Michael           2/26/99          20,000            $     400
Pacheco, Antonio           3/03/99          40,000            $     800
Palti, Jack                1/04/99          95,000            $   1,900
Parkhurst, Stan            2/24/99          95,000            $   1,900
Pham, Candice              3/23/99          15,000            $     300
Santiago, Alexander        3/10/99          25,000            $     500
Santiago, Clifford         3/11/99          25,000            $     500
Santiago, Philip           2/24/99          95,000            $   1,900
Santiago, William          3/29/99          40,000            $     800
Santos, Ray                1/15/99          50,000            $   1,000
Sarreal, Benjies           3/17/99          20,000            $     400
Sutton, Jeanette           2/23/99          10,000            $     200
Thomas, Elizabeth          2/08/99          75,000            $   1,500
Thomas, John               1/04/99          95,000            $   1,900
TOTALS                                   1,250,000            $  25,000

         All of the above persons had a preexisting relationship with the Company and/or their executive officers and/or agents of same.

         During the period from March 31, 1999 until the day before the effective date of this Form 10-SB, the Company conducted a public offering of 1,950,000 shares of its Common Stock at $.50 per share pursuant to the exemption from registration provided by Regulation D, Rule 504. As of the date of this filing, none of the offered shares had been sold. The offering was made only in states where no state registration of the securities was required.

                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Under Nevada corporation law, a corporation is authorized to indemnify officers, directors, employees and agents who are made or threatened to be made parties to any civil, criminal, administrative or investigative suit or proceeding by reason of the fact that they are or were a director, officer, employee or agent of the corporation or are or were acting in the same capacity for another entity at the request of the corporation. Such indemnification includes expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such persons if they acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation or, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. In the case of any action or suit by or in the right of the corporation against such persons, the corporation is authorized to provide similar indemnification, provided that, should any such persons be adjudged to be liable for negligence or misconduct in the performance of duties to the corporation, the court conducting the proceeding must determine that such persons are nevertheless fairly and reasonably entitled to indemnification. To the extent any such persons are successful on the merits in defense of any such action, suit or proceeding, Nevada law provides that they shall be indemnified against reasonable expenses, including attorney fees. A corporation is authorized to advance anticipated expenses for such suits or proceedings upon an undertaking by the person to whom such advance is made to repay such advances if it is ultimately determined that such person is not entitled to be indemnified by the corporation. Indemnification and payment of expenses provided by Nevada law are not deemed exclusive of any other rights by which an officer, director, employee or agent may seek indemnification or payment of expenses or may be entitled to under any by-law, agreement, or vote of shareholders or disinterested directors. In such regard, a Nevada corporation is empowered to, and may, purchase and maintain liability insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation. As a result of such corporation law, the Company may, at some future time, be legally obligated to pay judgments (including amounts paid in settlement) and expenses in regard to civil or criminal suits or proceedings brought against one or more of its officers, directors, employees or agents.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

                             WOLLENBERG GROUP, INC.
                                 BALANCE SHEET
                              AS OF MARCH 31, 1999


                                     ASSETS
                                     ------

Current Assets
  Cash                                                 $        1,444
  Accounts Receivable                                          20,085
  Inventories                                                 193,641
                                                       ---------------
Total Current Assets                                          215,170


Fixed Assets
  Property and Equipment                                       62,677
  (Less) Accumulated Depreciation                             (40,291)
                                                       ---------------
Total Fixed Assets                                             22,386


Other Assets
  Other                                                        32,578
                                                       ---------------
Total Other Assets                                             32,578
                                                       ---------------
TOTAL ASSETS                                           $      270,134
                                                       ===============



                      LIABILITIES AND SHAREHOLDER'S EQUITY
                      ------------------------------------

Current Liabilities
  Accounts Payable                                     $       89,110
  Accrued Expenses                                             10,000
  Taxes Payable                                                 3,598
  Customer Deposits                                            27,437
  Notes Payable (Note 3)                                      551,927
                                                       ---------------
Total Current Liabilities                              $      682,072


Shareholders' Equity (Deficit)
  Common Stock, 100,000 shares
  authorized; $1.00 stated value
  1,000 shares issued and outstanding                           1,000
  Additional Paid-in Capital                                  162,291
  Retained Earnings (Deficit)                                (575,229)
Total Shareholders' Equity (Deficit)                         (411,938)
                                                       ---------------
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY               $      270,134
                                                       ===============

                             WOLLENBERG GROUP, INC.
                            STATEMENT OF OPERATIONS
                      FOR THE PERIOD ENDED MARCH 31, 1999



Revenue:                                               $      464,099
Cost of Sales                                                 337,864
                                                       ---------------
GROSS PROFIT                                                  126,235


Expenses:
  Distribution and Selling                                     43,600
  General and Administrative                                   84,931
                                                       ---------------
  (Loss) From Operations                                       (2,296)


Other Income (Expenses):
Interest (Expense)                                             (4,321)
Other Income                                                        -
                                                       ---------------
(Loss) Before Income Taxes                                     (6,617)


Income Taxes                                                        -

NET (LOSS)                                             $       (7,417)
                                                       ===============

(LOSS) per share of Common Stock                       $        (7.42)
                                                       ===============

Weighted Average of Shares Outstanding                          1,000
                                                       ===============

                             WOLLENBERG GROUP, INC.
                            STATEMENTS OF CASH FLOWS
                      FOR THE PERIOD ENDED MARCH 31, 1999


Cash flows from (for)
  Operating activities:
Net (loss)                                             $       (7,417)
Adjustments to reconcile
net (loss) to cash flows
(for) operating activities:
Depreciation                                                    2,334
Changes in assets and
  liabilities:                                                 (3,912)
Accounts Payable                                               29,513
Accrued expenses                                                    -
Other                                                          (2,149)
                                                       ---------------
                                                               18,369


Net cash flows (for)
  operating activities:                                             -
Cash flows from
  investing activities:                                             -
Cash flows from
  financing activities:                                             -
Notes Payable                                                 (16,925)
                                                       ---------------


Increase (decrease) in cash                                     1,444
Cash at beginning of year                                           0
                                                       ---------------

Cash at end of the period                              $        1,444
                                                       ===============

Supplemental cash
  flows information:

Cash paid for interest                                 $        4,321
                                                       ===============


                             WOLLENBERG GROUP, INC.
                  STATEMENT OF SHAREHOLDERS' EQUITY (DEFICIT)


                                                      Additional     Retained
                         Common         Stock          Paid-In        Earning
                         Shares         Amount         Capital       (Deficit)         Total
                       ----------     ----------      ----------     ----------     ----------
Shares Issued
for Cash inception
April 9, 1996              1,000      $   1,000       $ 162,291      $       -      $ 163,291

Net (loss) for
period April 1,
1996 to Dec. 31,
1996                           -              -               -       (384,166)      (384,166)
                       ----------     ----------      ----------     ----------     ----------

Balance
Dec. 31, 1996              1,000          1,000         162,291       (384,166)      (384,166)

Net (loss) for
year ended
Dec. 31, 1997                  -              -               -        (68,958)       (68,958)
                       ----------     ----------      ----------     ----------     ----------

Balance
Dec. 31, 1997              1,000          1,000         162,291       (453,124)      (289,833)

Net (loss) for
year ended Dec.
31, 1998                       -              -               -       (114,688)      (114,688)
                       ----------     ----------      ----------     ----------     ----------

Balance
Dec. 31, 1998              1,000          1,000         162,291       (567,812)      (404,521)

Net (loss) for
period ended
March 31, 1999                 -              -               -         (7,417)        (7,417)
                       ----------     ----------      ----------     ----------     ----------

Balance
March 31, 1999             1,000      $   1,000       $ 162,291      $(575,229)     $(411,938)
                       ==========     ==========      ==========     ==========     ==========


                              FINANCIAL STATEMENTS

     There appears below the following financial statements of the Company:

     Independent Auditor's Report . . .. . . . . . . . . . . . . . . . . . .  13

     Balance Sheets for the Years Ended
       December 31, 1998 and December 31, 1997 . . . . . . . . . . . . . . .  14

     Statements of Operations for the Years Ended
       December 31, 1998 and December 31, 1997 . . . . . . . . . . . . . . .  15

     Statement of Shareholders' Equity for the Years
       from inception 1996 thru December 31, 1998. . . . . . . . . . . . . .  16

     Statement of Cash Flows for the Years Ended
       December 31, 1998 and December 31, 1997 . . . . . . . . . . . . . . .  17

     Notes to Financial Statements, December 31, 1998. . . . . . . . . . . 18-21

                                JAAK (JACK) OLESK
                           CERTIFIED PUBLIC ACCOUNTANT

                        270 North Canon Drive, Suite 203
                         Beverly Hills, California 90210
                                 (310) 288-0693




                          INDEPENDENT AUDITOR'S REPORT



To the Shareholders and Board of Directors
Wollenberg Group, Inc.

          I have audited the accompanying balance sheets of Wollenberg Group, Inc. as of December 31, 1998 and December 31, 1997, and the related statements of operations, shareholders' equity and cash f lows for each of the two years in the period ended December 31, 1998. These financial statements are the responsibility of Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

          I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

          In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wollenberg Group, Inc. as of December 31, 1998, and results of its operations and its cash flows for each of the two years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.


/s/ JAAK OLESK CPA

Beverly Hills, California

February 4, 1999

                             WOLLENBERG GROUP, INC.
                                 BALANCE SHEETS



                                                            December 31,
                                                 -------------------------------
                                     ASSETS           1998             1997
                                                 --------------   --------------
Current Assets
 Cash                                            $          --    $      21,800
 Accounts receivable                                    24,434           15,932
 Inventories                                           188,377          173,523
                                                 --------------   --------------
Total current assets                                   212,811          211,255

Fixed assets
 Property and equipment                                 62,677           62,677
 (Less) accumulated depreciation                       (37,957)         (28,620)
                                                 --------------   --------------
Total fixed assets                                      24,720           34,057

Other Assets
 Other                                                  32,578           32,578
                                                 --------------   --------------
Total other assets                                      32,578           32,578
                                                 --------------   --------------
                                                 $     270,109    $     277,890
                                                 ==============   ==============


                      LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
 Accounts payable                                $      59,597    $      62,977
 Accrued expenses                                       10,000              261
 Taxes Payable                                           6,595            5,936
 Customer deposits                                      29,586           26,630
 Notes payable (Note 3)                                568,852          471,919
                                                 --------------   --------------
Total current liabilities                              674,630          567,723

Shareholders' Equity (Deficit)
 Common Stock, 100,000 shares
 authorized; $1.00 stated value
 1,000 shares issued and
 outstanding                                             1,000            1,000
 Additional Paid-in Capital                            162,291          162,291
 Retained earnings (deficit)                          (567,812)        (453,124)
                                                 --------------   --------------
Total shareholders' equity (deficit)                  (404,521)        (289,833)
                                                 --------------   --------------
                                                 $     270,109    $     277,890
                                                 ==============   ==============



                 See accompanying notes to financial statements.

                             WOLLENBERG GROUP, INC.
                            STATEMENTS OF OPERATIONS




                                                      For the Year Ended
                                                 -------------------------------
                                                 December 31,       December 31,
                                                 ------------       ------------
                                                     1998               1997
                                                 ------------       ------------

Revenue                                          $ 1,640,257        $ 1,476,624
Cost of sales                                      1,215,431          1,118,594
                                                 ------------       ------------
Gross profit                                         424,826            358,030

Expenses:
 Distribution and selling                            178,401            135,782
 General and administrative                          342,480            282,037
                                                 ------------       ------------
(Loss) From operations                               (96,055)           (59,789)
                                                 ------------       ------------

Other income (expense):
Interest (expense)                                   (17,833)           (19,622)
Other income                                               -             11,253
                                                 ------------       ------------
(Loss) before income taxes                          (113,888)           (68,158)

Income taxes                                             800                800
                                                 ------------       ------------
NET (LOSS)                                       $  (114,688)       $   (68,958)
                                                 ============       ============
(LOSS) per share of
  common stock                                   $   (114.69)       $    (68.96)
                                                 ============       ============
Weighted average
 shares outstanding                                    1,000              1,000
                                                 ============       ============




                See accompanying notes to financial statements.

                             WOLLENBERG GROUP, INC.
                   STATEMENT OF SHAREHOLDERS' EQUITY (DEFICIT)

                                         Additional     Retained
                    Common     Stock      Paid-In       Earnings
                    Shares     Amount     Capital       (Deficit)       Total
                    ------   ---------   ----------   ------------   -----------
Shares issued
for cash
inception
Apr. 9, 1996         1,000   $  1,000    $ 162,291    $         -    $  163,291


Net (loss) for
period Apr. 1,
1996 to
Dec. 31, 1996                                            (384,166)     (384,166)
                    ------   ---------   ----------   ------------   -----------

Balance,
Dec. 31, 1996       1,000       1,000      162,291       (384,166)     (220,875)

Net (loss) for
year ended
Dec. 31, 1997                                             (68,958)      (68,958)
                    ------   ---------   ----------   ------------   -----------

Balance,
Dec. 31, 1997       1,000       1,000      162,291       (453,124)     (289,833)

Net (loss) for
year ended
Dec. 31, 1998           -           -            -       (114,688)     (114,688)
                    ------   ---------   ----------   ------------   -----------

Balance,
Dec. 31, 1998       1,000    $  1,000    $ 162,291    $  (567,812)   $ (404,521)
                    ======   =========   ==========   ============   ===========




                 See accompanying notes to financial statements.

                             WOLLENBERG GROUP, INC.
                            STATEMENTS OF CASH FLOWS



                                                  For the Year Ended
                                              ---------------------------
                                              December 31,   December 31,
                                              ------------   ------------
                                                 1998            1997
                                              ------------   ------------

Cash flows from (for)
  Operating activities:
Net (loss)                                    $  (114,688)   $   (68,958)
Adjustments to reconcile
net (loss) to cash flows
  (for) operating activities:
Depreciation                                        9,337          9,337
  Changes in assets and
    liabilities:
Accounts payable                                   (3,380)         9,466
Accrued expenses                                    9,739            261
Other                                               2,956             --
                                              ------------   ------------
                                                  (96,036)       (49,894)
Net cash flows (for)
  operating activities:
Cash flows from
  investing activities:                                --             --
Cash flows from
  financing activities:                                --             --
Notes payable                                      74,236         67,527
                                              ------------   ------------
Increase (decrease) in cash                       (21,800)        17,633
Cash at beginning of year                          21,800          4,167
                                              ------------   ------------
Cash at end of year                           $        --    $    21,800
                                              ============   ============

Supplemental cash
  flows information:

Cash paid for interest                        $    17,833    $    19,622
                                              ============   ============
Cash paid for taxes
                                              $       800    $       800
                                              ============   ============





                 See accompanying notes to financial statements.

                             WOLLENBERG GROUP, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1998

NOTE 1 - Significant Accounting Policies

NATURE OF OPERATIONS

         Wollenberg Group, Inc. (the "Company"), a California corporation was incorporated on April 9, 1996. The Company is a manufacturer and retailer of furniture. The Company has three divisions: Superior Designs, Futon World of Tustin and Futon World of Westminster.

CASH AND CASH EQUIVALENTS

         The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

CONCENTRATIONS OF CREDIT RISK

         Concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of entities comprising the Company's customers.

LOSS PER SHARE

         The computation of loss per share of common stock is based on the weighted average number of shares outstanding during the periods presented.

USE OF ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in financial statements and accompanying notes. Actual results could differ from those estimates.

INVENTORY

         Inventory costs include material, labor and factory overhead. Inventory which is valued at lower of cost or market, on the first-in, first-out basis consists primarily of furniture, home furnishings and related items.

PROPERTY AND EQUIPMENT

         Property and equipment, consisting primarily of factory equipment and store furnishings is recorded at cost. Depreciation is computed over estimated useful lives of approximately five to seven years primarily using the straight-line method.

                             WOLLENBERG GROUP, INC.
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                                DECEMBER 31, 1998


NOTE 1 - Significant Accounting Policies (continued)

INCOME TAXES

         The Company is presently an S-Corporation for income tax purposes. An S-Corporation passes through income or losses to its shareholders. The only tax liability to date has been $800 annual California minimum taxes. For financial reporting presentation see Note 2.

RECLASSIFICATIONS

         Certain prior year amounts have been reclassified to conform with 1998 classifications.

NOTE 2 - Income taxes

         The Company records its income tax provision in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" which requires the use of the liability method of accounting for deferred income taxes.

         Since the Company has not generated taxable income since inception no provision for income taxes has been provided. At December 31, 1998, the Company did not have any significant tax net operating loss carryforwards. At December 31, 1998, the Company did not have any significant deferred tax liabilities or deferred tax assets.

NOTE 3 - Notes payable

         Notes payable consist of:

         1 - Two unsecured installment notes payable to an individual with balances totalling approximately $120,000 at December 31, 1998. The interest rate is 9% and the monthly payments total approximately $5,700.

         2 - A unsecured line of credit arrangement with a significant shareholder of the Company, with a balance of approximately $449,000 at December 31, 1998. The interest rate is 7 1/2%.

         The primary purpose for the Company's obtaining additional credit during the year ended December 31, 1998 was to increase working capital for purposes including building inventories, leasing/renting new equipment, and hiring additional personnel to expand both manufacturing and sales operations.

                             WOLLENBERG GROUP, INC.
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                                DECEMBER 31, 1998

NOTE 4 - Inventory

         Inventory at December 31, 1998 consists of:

                   Finished goods               $ 83,382
                   Work in process                23,989
                   Raw materials                  81,006
                                                ---------
                                                $188,377
                                                =========

NOTE 5 - Lease Commitments

         The Company's operating leases, consist of manufacturing and office space and two retail locations with expiration dates at various times during the next two years. Some of the operating leases stipulate that the Company can renew the leases at their then fair rental values. The following is a schedule, by year, of future minimum lease payments as December 31, 1998 under operating leases,

Year Ending December
--------------------
  1999                                         $ 102,120
  2000                                         $   4,585
                                               ----------
  Total minimum lease payments                 $ 106,705
                                               ==========


The following schedule shows the composition of total expense for all operating leases.


                               Year Ended December 31,
                           --------------------------------
                              1998                   1997
                           ----------            ----------
  Rent expense             $ 137,871             $ 121,905
                           ==========            ==========


NOTE 6 - Subsequent Event

         On January 27, 1999 a lawsuit involving the Company and its principal shareholders, alleging breach of contract was settled favorably for the Company. The Company will have no significant liabilities as a result of this matter.

                             WOLLENBERG GROUP, INC.
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                                DECEMBER 31, 1998

NOTE 7 - SEGMENT INFORMATION

         Following is condensed operations segment data for the years ended December 31, 1998 and December 31, 1997.

   1998
---------
                                                       FUTON           FUTON
                                     SUPERIOR         WORLD OF        WORLD OF
                                      DESIGNS          TUSTIN        WESTMINSTER
                                    ----------       ----------       ----------

Revenue                             $ 341,296        $ 677,356        $ 622,605
Cost of sales                         399,770          426,413          390,249
                                    ----------       ----------       ----------
Gross profit                        $  (8,474)         250,943          232,356
Expenses                              126,176          191,717          202,987
(Other)                                (6,433)          (6,125)          (6,075)
                                    ----------       ----------       ----------
Net Income (loss)                   $(191,083)       $  53,101        $  23,294
                                    ==========       ==========       ==========


Revenue                             $ 368,052        $ 616,893        $ 491,679
Cost of sales                         423,342          387,462          307,790
                                    ----------       ----------       ----------
Gross profit                        $  (5,290)         229,431          183,889
Expenses                               73,992          181,466          162,361
(Other)                                 1,539           (5,626)          (5,082)
                                    ----------       ----------       ----------
Net income (loss)                   $(127,743)       $  42,339        $  16,446
                                    ==========       ==========       ==========

                                    EXHIBITS

INDEX TO EXHIBITS

     Exhibit Number                      Description
     --------------                      -----------

         EX-3.(i)         Articles of Incorporation of Futon World, Inc.

         EX-3.(ii)        Bylaws of Futon World, Inc.

         EX-10 Orange, CA. manufacturing facility lease between the Company and the landlord

         EX-10.1 Tustin, CA. retail store lease between the Company and the landlord

         EX-10.2 Westminster, CA. retail store lease between the Company and the landlord

         EX-10.3 Corona, CA. retail store lease between the Company and the landlord

                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            FUTON WORLD, INC.


Date: April 30, 1999                     By /s/ Gerrit Wollenberg
                                           -------------------------------------
                                           Gerrit Wollenberg, President



Date: April 30, 1999                     By /s/ James Wollenberg
                                           -------------------------------------
                                           James Wollenberg, Secretary



Date: April 30, 1999                     By /s/ Johanna Wollenberg
                                           -------------------------------------
                                           Johanna Wollenberg, Treasurer